EXHIBIT (a)(2)

(EMCO Letterhead)

February 28, 2003

Dear Emco Shareholders and Debentureholders:

      You have likely heard that 2022841 Ontario Inc., a subsidiary of Blackfriars Corp., is offering to purchase all of the outstanding common shares of Emco at a price of Cdn. $16.60 in cash per share.

      Enclosed with this letter are the following documents relating to the offer:

1. the Takeover Bid Circular from 2022841 Ontario Inc.;

2. the Directors’ Circular from Emco’s Board of Directors;

3. a Schedule 14D-9;

4. a Letter of Transmittal;

5. a Notice of Guaranteed Delivery;

6. Guidelines for completing the United States tax withholding portion of the Letter of Transmittal; and

7. a return envelope.

      The Emco Board of Directors has unanimously determined that the offer is in the best interests of the shareholders of Emco and, for the reasons set out in the Directors’ Circular, recommends that you accept the offer and tender your shares. Masco Corporation, which owns approximately 42% of Emco’s shares, has agreed to tender into the offer. All of the directors and senior officers of Emco have confirmed their intention to accept the offer.

      Emco has received an opinion from TD Securities Inc. that Cdn. $16.60 is fair to the Emco shareholders from a financial point of view.

      The expiry date for the offer is April 7, 2003 unless extended by 2022841 Ontario Inc. If you intend to accept the offer, you must deposit your Emco shares in accordance with the instructions in the Takeover Bid Circular and the Letter of Transmittal (or the Notice of Guaranteed Delivery).

      We urge you to read the enclosed material carefully. If you have questions about the offer or require any assistance with the materials, please contact either your professional advisor or the dealer managers for the offer identified on the last page of the Takeover Bid Circular.

      For those of you holding Emco 6.5% debentures, Emco has been advised that 2022841 Ontario Inc. intends to give notice that Emco will redeem those debentures following the successful completion of the offer.

Sincerely,

/s/ Douglas E. Speers
DOUGLAS E. SPEERS
President and Chief Executive Officer

(EMCO ADDRESS FOOTER)